EXHIBIT 99.3

Management Discussion and Analysis
                           For the year ended
December 31, 2013

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes (the “Financial Statements”) and annual information form (the “AIF”) for the year ended December 31, 2013.

All information contained in this MD&A is current as of March 31, 2014 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is March 31, 2014.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of  new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs on the Railroad-Pinion and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Financial Statements and AIF. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The forward looking statements contained herein are based on information available as of March 31, 2014.

Overall Performance

Gold Standard is a Canadian-based mineral resource company focused on the acquisition and exploration of, inter alia, district-scale gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the Railroad-Pinion Project located in Elko County, Nevada. The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada.  The Carlin Trend is a northwest alignment of sediment-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production, reserves and resources exceeding 100,000,000 ounces of gold.  Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District of northeastern Nevada and consists of a largely contiguous land position totaling about 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres owned 100% by the Company as patented or unpatented lode claims, and a further 13,965 gross acres of subsurface mineral rights on private lands. The private land ownership ranges from 48.5% to 100% yielding a net position of 11,444 acres (4,631 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in the key private land parcels. The subsurface minerals rights for the private lands are held under contractual arrangements in the form of various surface use agreements and mining/mineral leases.

In 2010, the Company acquired its initial interest in the Railroad portion of the Railroad-Pinion Project (the "Railroad Project") pursuant to a statutory plan of arrangement with JKR Gold Resources Inc. ("JKR") pursuant to which the Company acquired, on a one for one basis, all of the issued and outstanding securities of JKR for like securities of the Company resulting in a reverse takeover of the Company by the former shareholders of JKR as more particularly described in the AIF.

Characterized by fragmented land ownership, the Company has spent the last three years consolidating the balance of the Railroad District under common ownership and/or control. Commencing in late 2011 and throughout 2012, the Company entered into a series of mining leases and surface access and use agreements with various land holders (collectively the "Pinion Leases") to acquire control over strategic sections of land adjacent to and south of the original Railroad Project in Elko County, Nevada.  In November,  2012, the Company entered into a lease with option to purchase (the “Pereira Lease”) with Pereira Family, LLC granting the Company exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinion District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Railroad Project in Elko County, Nevada. The Company also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinion Districts critical to future exploration and development. See the AIF for further details of the Pinion Leases and the Pereira Lease. The combination of the Pereira Lease and the Pinion Leases (collectively the "Pinion Project") granted the Company control over strategic sections of land located throughout the Railroad and Pinion Districts, including control over approximately 51% of Pinion Section 27 which hosts the bulk of the historic Pinion Deposit (the "Pinion Deposit"). On March 5, 2014, the Company acquired the remaining interests in the Pinion Deposit from Scorpio Gold Corporation effectively completing the Company's consolidation of the Railroad District and "fourth window" of the Carlin Trend under its ownership and/or control.

In addition to the Railroad-Pinion Project, the Company holds or controls a 100% interest in the Crescent Valley North ("CVN") and Camp Douglas projects located in north central Nevada, both early stage gold exploration projects.

As of the date of this MD&A, the Company considers the Railroad-Pinion Project as its sole material property for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Since 2010, the Company has explored the Railroad Project for Carlin-style gold mineralization through the execution of an aggressive and on-going, geologic model-driven exploration program that includes geological mapping, geochemical and geophysical surveys and drilling. This work has confirmed and expanded previously identified zones of mineralization and has resulted in the discovery of several new zones and styles of mineralization.  Currently, the Railroad Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion deposit; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target.

During the year ended December 31, 2013, the Company cut back its exploration expenditures on the CVN and Camp Douglas Projects (see "Summary of Exploration Activities" below) to focus almost exclusively on drilling the Railroad Project to follow-up on earlier drilling successes in the North Bullion Fault Zone or “NBFZ” and to test several of the most promising targets on the Railroad Project.  Due to the poor capital markets, the Company temporarily suspended drilling activities in June, 2013 in an effort to conserve available cash pending completion of the Company's marketed private placement of 7,936,509 common shares at a price of $0.63 per share for gross proceeds of $5,000,000 on August 2, 2013 (the "2013 Financing"). Drilling recommenced on the Railroad Project in August 2013, with the Company drilling a total of 8 completed (and 3 precollars) holes during the three month period ended December 31, 2013 (of which 3 holes (precollars) remained in progress at the end of the year). Utilizing two core rigs and one RC rig, the Company drilled approximately 1,893 meters of core and 2,159 meters of RC drilling totaling 4,052 meters in the fourth quarter of 2013.  Drilling and related exploration expenditures for the Railroad Project for the year ended December 31, 2013 totaled $9,605,946. See “Results of Operations – Summary of Exploration Activities”.

Save for lease payments, minor consulting, and geological work, the Company did not carry out any significant exploration on the CVN or Camp Douglas Projects during the year ended December 31, 2013.

In August 2013, the Company terminated the KM/RC lease agreement comprising 91 unpatented mineral claims totalling approximately 1,880 acres of the CVN Project as the Company determined that the claims lacked encouraging exploration results.  As a result, the Company recorded a write down of exploration and evaluation assets of $133,189 (US$130,000) attributable to the CVN Project for the year ended December 31, 2013.

As of December 31, 2013, the Company had incurred a total of $44,321,561, $3,284,450, $3,040,682 and $2,442,342 in acquisition and deferred exploration expenses on its Railroad, CVN, Camp Douglas and Pinion Projects, respectively, for total acquisition and deferred exploration costs of $53,089,035.

In March 2014, the Company acquired, inter alia, the remaining interests in the Pinion Deposit (the “Pinion Acquisition”) from Scorpio Gold (US) Corporation, a wholly-owned subsidiary of Scorpio Gold Corporation (TSXV: SGN) (“Scorpio”) effectively completing the Company's consolidation of the Railroad District in Elko County, Nevada.  The consolidation of the Railroad-Pinion Project provides Gold Standard with effective control of a largely contiguous parcel of 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres that are owned 100% by the Company as patented or unpatented lode claims, and a further 13,965 gross acres of subsurface mineral rights on private lands.

Upfront consideration for the Pinion Acquisition consisted of $6.0 million in cash and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. The share consideration is subject to an orderly sale agreement and requires Scorpio to (i) vote its GSV shares as recommended by management for a period of two years, and (ii) provide the Company with 10 business days' advance notice of its proposed sale of any GSV Shares during which period the Company shall have the right to purchase or designate the purchaser(s) who will purchase all or any part of such shares, failing which Scorpio will be entitled to sell such shares without further notice to the Company for an additional 10 business days.  In addition, Scorpio is to receive a cash payment of $2.5 million one year from closing, which payment is secured by a mortgage back over, inter alia, the Pinion Deposit from the Company. If the Company delineates a NI 43-101 compliant resource at Pinion which exceeds 1 million ounces of gold, Gold Standard will issue Scorpio a further 1,250,000 common shares, subject to the orderly sale agreement.

Additional cash consideration ranging from $1.5 million to $3.0 million will be payable to Scorpio if Gold Standard enters into a transaction whereby it sells a significant portion of the shares or assets of the Company while it holds an interest in the Pinion property for consideration exceeding $100.0 million.

In March 2013, 780,526 share purchase warrants expired.  See “Disclosure of Data for Outstanding Common Shares, Options and Warrants”.

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 common shares at $0.63 per share for net proceeds of $4,557,518, after cash commissions and expenses of $442,482.  The net proceeds from the 2013 Financing were allocated towards further drilling of the Railroad Project and for general corporate and working capital purposes.  See "Use of Proceeds from Fiscal 2012 and 2013 Financing" below.

As at December 31, 2013, the Company had a cash and cash equivalents position of $1,221,192 and a working capital deficit position of $545,278. See “Liquidity, Financial Position and Capital Resources”.

In March 2014, the Company completed a marketed private placement of 15,188,495 units at a price of $0.72 per unit (a “Unit”) for aggregate gross proceeds of $10.94 million (the “2014 Offering”). Each Unit consisted of one common share of the Company and one-half (1/2) of one common share purchase warrant. Each whole warrant entitles its holder to subscribe for one common share of the Company  at a price of $1.00 on or before March 4, 2015, subject to the Company's right, in its discretion, to accelerate the expiry date of the warrants at any time upon 30 days notice if the closing price of the Company's shares on the TSX Venture Exchange (the "TSXV") equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more.

In March 2014, the Company also granted 2,179,000 stock options exercisable at $0.79 per share for a period of four years to directors, executive officers, employees and consultants of the Company.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011:

	2013 $	2012 $	2011 $
Revenues (interest income)	38,832	78,292	93,083
General and administrative expenses	(4,263,602)	(5,271,516)	(3,989,654)
Loss and comprehensive loss	(4,357,959)	(5,193,224)	(4,138,880)
Basic and diluted loss per common share	(0.05)	(0.07)	(0.07)
Working capital (deficit)	(545,278)	9,135,808	6,839,192
Exploration and evaluation assets	53,089,035	42,165,595	17,126,450
Total assets	54,971,286	53,482,564	25,312,542
Total liabilities	1,933,958	1,838,851	1,212,781

All of the Company’s projects are at the exploration stage and, to date, the Company has not generated any revenues other than interest income.

At December 31, 2013, the Company had not yet achieved profitable operations and has accumulated losses of $17,132,864 (December 31, 2012 – $12,774,905) since inception.  These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2013 of $0.05 (December 31, 2012 - $0.07).

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
	$	$	$	$
Interest income	5,100	6,233	9,808	17,691
Loss and comprehensive loss	(1,266,413)	(673,719)	(1,729,104)	(688,723)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
	$	$	$	$
Interest income	25,762	20,735	15,763	16,032
Loss and comprehensive loss	(818,340)	(1,600,489)	(1,095,076)	(1,679,319)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.02)	(0.03)

Variances quarter over quarter can be explained as follows:

•
As the Company is well established in the market, the Company’s general and administrative expenses (excluding share-based compensation) have started to decrease.  In addition, given the difficult market conditions, the Company has conducted a review of all general and administrative expenses and implemented aggressive cost saving measures where appropriate.

•	General and administrative expenses decreased primarily due to the following:
o	Decreased travel due to fewer site visits and marketing
o	Decreased investor relations and regulatory and shareholder service expenses
•
In the quarters ended March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, and June 30, 2013, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $955,208, $55,223, $329,689, $44,557, and $1,149,499 respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted. Excluding share-based compensation, the Company's general and administrative expenses have, in general, declined year over year as a result of the Company's cost saving measures.

•
In the quarter ended September 30, 2012, there was a foreign exchange loss of $493,598 as a result of the decrease in the value of the U.S. dollar relative to the Canadian dollar resulting in a significantly higher loss during such period.

•
In the quarter ended September 30, 2013, the Company recorded a write down of exploration and evaluation assets of $133,189 associated with the CVN Project as a result of termination of KM/RC lease agreement.

•
In the quarter ended December 31, 2013, the Company increased its consulting fees significantly due to the Company engaging two firms to assist with developing marketing and financial strategies in Europe.

•
Generally speaking, the Company’s general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Fourth Quarter

The operating and administrative expenses for the quarter ended December 31, 2013 totalled $1,271,513. The major expenses for the quarter ended December 31, 2013 were management fees of $246,800, professional fees of $170,792, office expenses of $37,667, consulting fees of $380,185, travel and related of $107,881, regulatory and shareholder service of $19,620 and wages and salaries of $151,792.

During the fourth quarter, the Company incurred a total of $30,769, $1,759,957, $4,444 and $767,594 deferred exploration expenses on its CVN, Railroad, Camp Douglas and Pinion Projects, respectively, for total deferred exploration costs of $2,562,764.

Subsequent to December 31, 2013, the Company completed the Pinion Acquisition and acquired the remaining interests in the Pinion Deposit from Scorpio as more particularly described under "Overall Performance" above.

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

The operating and administrative expenses for the year ended December 31, 2013 totalled $4,263,602 (December 31, 2012: $5,271,516), including share-based compensation issued during the period, valued at $1,194,056 (December 31, 2012: $1,340,120) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended December 31, 2013 were management fees of $688,550 (December 31, 2012 - $675,712), professional fees of $368,168 (December 31, 2012 - $493,239), office expenses of $172,299 (December 31, 2012 - $219,801), consulting fees of $565,954 (December 31, 2012 - $186,472), investor relations of $99,670 (December 31, 2012 - $255,974), regulatory and shareholder services of $117,922 (December 31, 2012 - $263,726) and travel and related costs of $377,957 (December 31, 2012 - $780,266).

The table below details the changes in major expenditures for the year ended December 31, 2013 as compared to the corresponding year ended December 31, 2012.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $379,482
Increase due to the Company’s hiring of a corporate marketing consultant to review and recommend changes to certain marketing material. The Company also hired consultants during the fourth quarter of 2013 to assist with developing marketing and financial strategies in Europe.

Professional fees	Decrease of $125,071
Decrease due to fewer activities with respect to acquiring exploration and evaluation assets/leases and financing activities. The Company also incurred additional professional fees in 2012 associated with its short form prospectus offering (the "2012 Financing") and listing on NYSE MKT completed in June 2012.

Regulatory and shareholder services	Decrease of $145,804	Decreased due to increased costs in 2012 related to commencement of listing on NYSE MKT and regulatory costs associated with the 2012 Financing.
Investor relations	Decrease of $156,304	Reduced the number of investor relations firms to assist in marketing of the Company as the Company is well established in the market.
Travel and related expense	Decrease of $402,309	Decreased level of travel for site visits, and marketing of the Company.
Share-based compensation	Decrease of $146,064	Stock options granted during year ended December 31, 2013 have lower fair market values.

The table below details the changes in major expenditures for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $251,712
Increase in management’s compensations and added directors’ fees. Effective May 1, 2012, management fees paid to certain executive officers of the Company were increased based, in part, on the report of an independent executive compensation consultant engaged by the Company to review executive compensation levels. See “Commitments” and “Related Party Transactions” below.

Consulting fees	Increase of $19,399
Increase due to the Company’s hiring, on a single contract basis, of an independent executive compensation consultant to review executive compensation levels and an increase in certain other consultants’ compensation levels.

Professional fees	Increase of $42,670	Increase due to more activities with respect to acquiring exploration and evaluation assets/leases (i.e. Pinion Project) and NYSE MKT listing.
Office expense	Increase of $9,768	Increased administration costs, office supplies and website development.
Regulatory and shareholder services	Increase of $197,632	Increased due to commencement of listing on NYSE MKT and regulatory costs associated with the 2012 Financing.
Investor relations	Increase of $21,586	Hired additional investor relations firms to assist in marketing of the Company.
Travel and related expense	Increase of $314,720	Increased level of travel for site visits, and marketing of the Company.
Share-based compensation	Decrease of $128,837	Fewer stock options were granted for the year ended December 31, 2012.

Summary of Exploration Activities

For the year ended December 31, 2013, the Company incurred $11,056,629 in deferred exploration and development costs compared to $25,039,145 for the corresponding year ended December 31, 2012.

The following is a breakdown of the material components of the Company’s deferred exploration and development costs, on a property by property basis, for the years ended December 31, 2013 and    December 31, 2012:

	Crescent Valley	Railroad	Pinion	Camp Douglas	Total
	$	$	$	$	$

Year Ended December 31, 2013

Exploration expenses
Claim maintenance fees	124,125	94,884	11,258	45,034	275,301
Consulting	35,501	992,660	57,610	25,093	1,110,864
Data analysis	-	58,328	34,118	287	92,733
Drilling	-	6,134,695	427,755	-	6,562,450
Equipment	-	58,322	5,853	-	64,175
Geological	11,597	55,898	-	28,214	95,709
Lease payments	181,463	206,450	291,171	62,316	741,400
Sampling and processing	8,766	641,968	40,707	-	691,441
Site development	-	487,139	18,212	-	505,351
Supplies	695	785,224	40,908	-	826,827
Travel	-	90,378	-	-	90,378
	362,147	9,605,946	927,592	160,944	11,056,629
Write down of exploration and evaluation assets	(133,189)	-	-	-	(133,189)
	228,958	9,605,946	927,592	160,944	10,923,440

Year Ended December 31, 2012

Property acquisition and staking costs	47,827	-	-	-	47,827
Exploration expenses
Claim maintenance fees	176,121	55,651	41,476	10,784	284,032
Consulting	62,786	1,044,743	146,924	26,254	1,280,707
Data analysis	4,598	141,786	10,863	-	157,247
Drilling	448,837	14,685,461	1,600,491	-	16,734,789
Equipment	8,777	182,629	17,187	-	208,593
Geological	9,849	88,201	48,636	-	146,686
Lease payments	189,282	164,115	54,714	1,385,260	1,793,371
Sampling and processing	142,073	749,969	104,859	-	996,901
Site development	22,806	567,964	-	-	590,770
Supplies	11,044	2,185,516	482,830	-	2,679,390
Travel	1,408	103,390	14,034	-	118,832
	1,125,408	19,969,425	2,522,014	1,422,298	25,039,145

The total cumulative acquisition and deferred exploration costs to December 31, 2013 are summarized as follows:

	Crescent			Camp
	Valley	Railroad	Pinion	Douglas	Total
	$	$	$	$	$
Property acquisition and staking costs	505,657	3,816,094	-	-	4,321,751

Exploration expenses
Assessment/claim fees	488,184	385,095	22,042	173,435	1,068,756
Consulting	250,236	2,782,245	93,028	185,827	3,311,336
Data analysis/geological	45,501	455,866	34,118	203,709	739,194
Drilling/site development	1,185,376	34,303,100	492,728	2,108,587	38,089,791
Lease payments	608,222	610,601	1,759,719	213,507	3,192,049
Legal fees for property acquisition	15,094	21,931	-	17,910	54,935
Sampling and processing	182,163	1,650,467	40,707	119,773	1,993,110
Travel	4,017	296,162	-	17,934	318,113
Cumulative deferred exploration costs at December 31, 2013	3,284,450	44,321,561	2,442,342	3,040,682	53,089,035

The decrease in total exploration expenditures from $25,039,145 during 2012 to $11,056,629 during 2013 resulted primarily from the Company focusing its entire exploration efforts in 2013 on the Railroad Project. The Company cut back its exploration expenditures on the CVN and Camp Douglas Projects in 2013 compared to 2012 as detailed above. This decision to focus the Company’s financial and management resources in 2013 on the Railroad Project (which has provided the most encouraging results to date) to the exclusion of the Company’s other projects is, in part, a function of the poor state of the capital markets for junior resource issuers and management’s decision to utilize the Company’s remaining cash resources on its flagship Railroad Project until the Company is able to raise additional financing to continue exploration of its secondary properties.

Railroad Project

The Railroad Project is located within the northern Pinion Range about 30 miles southwest of Elko, Nevada, situated at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated and with past production, reserves and resources exceeding 100 million ounces of gold. The Railroad Project does not contain any NI 43-101 compliant mineral resources; however, historic and current exploration in the Railroad Project demonstrates that it is a well mineralized area that has the potential to yield future mineral resources with additional exploration.

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion deposit; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target.

To date, thirteen target areas have been identified by the Company in the Railroad Project for additional exploration.  The targets are focused on gold, but also include silver, copper, lead and zinc.  Eight of these targets have been drilled by Gold Standard.  Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of North Bullion target.

During 2013, the Company's primary focus for the Railroad Project was directed towards the commencement of definition drilling of the North Bullion Target as contemplated in the Phase 2 work program recommended in the NI 43-101 technical report of David R. Shaddrick, M.Sc., CPG, P.Geo. dated May 29, 2012 and titled “Technical Report on the Railroad Project Elko County, Nevada, USA” (the “Shaddrick Report”). Additional activities at the Railroad Project included completing Phase 1 drilling of the Railroad Fault, Central Bullion, South Bullion and Bald Mountain Copper-gold targets recommended in the Shaddrick Report which were previously placed on hold pending approval of the Company's plan of operations ("POO") to permit drilling of these targets and seasonal availability.

With the Company’s five section POO now in place and bonded for exploration purposes, coupled with the 4 corner private sections, Gold Standard is now in a position to more effectively access and drill the additional target opportunities within the Railroad Project.  The POO allows for up to 200 acres of total disturbance.  Targets outside of this area will require 5 acre Notice of Intent ("NOI") filings on the alternating public sections, and permitting for greater than 5 acres on the private sections of the Railroad Project.

North Bullion drill intercepts obtained during 2012 indicated: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) vertically-extensive intervals of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 18.30 meters of 7.03 gAu/T in RR11-16, 42.7 meters of 9.4 gAu/T in RR12-01, and 16 meters of 15.1 gAu/T in RR12-10 suggest proximity to feeder structures.

Recent North Bullion drill intercepts including holes RR12-27 (16.8 meters of 1.95 gAu/T), RR12-24 (40.2 meters of 1.34 gAu/T), and RR13-01 (20.4 meters of 1.06 gAu/T) have extended the deposit to the south by more than 300 meters.  The envelope of 1 to 3 gram gold mineralization at North Bullion now appears to stretch from hole RR11-9 in the north to hole RR13-01 in the south, a total of more than 1,000 meters, and it remains open in multiple directions. The high grade zone that lies within this envelope ranges from 5 to 15 grams gold per tonne and has been traced to date for about 300 meters in contiguous drill holes RR11-16, RR12-1, and RR12-10.  The deposit has also been extended to the north and the west with holes RR13-09, RR13-12, and RR13-14.

Drill intercepts obtained during the second and fourth quarter of 2013 (holes RR 13-08, RR 13-09, RR 13-12) indicate an extension of the high-grade zone 75 meters to the north but, more importantly, demonstrate the presence of high-grade mineralization within the important, prospective lower breccia zone. The lower breccia is dominantly comprised of collapse breccias which are typically a key host for the better gold mineralization in the most productive deposits of the Carlin Trend. Until RR13-08, the Company had encountered consistently thick intervals of mineralization in the lower breccia grading 0.3 to 2.0 gAu/T. Discovering high-grade mineralization in this location bodes well for finding additional high-grade within the North Bullion deposit and is a positive credential for additional, significant gold discoveries elsewhere in the Railroad district.  Hole RR13-01, a 300 meter step-out to the south of the known North Bullion deposit, returned 20.4 meters of 1.06g Au/T, appearing to effectively increase the deposit’s strike length by a third.  Collectively, Holes RR13-08 and RR13-01 represent a 375 meter north and south extension to the North Bullion gold deposit. Hole RR13-09, located approximately 85 meters east of RR13-08, intersected 102 meters of 0.86g Au/T within an almost continuous 240 meter thick section of mineralized breccia grading 0.50 g Au/T.  Hole RR13-12, located approximately 67 meters north of RR13-08 and RR13-11, intersected 91.8 meters of 1.06g Au/T, including 13.6 meters of 4.01 g Au/T. The deposit remains open in multiple directions. The success of these step-out holes further strengthens the potential of the entire 10km long Bullion Fault Corridor.

After temporarily suspending operations in June 2013 to preserve cash pending completion of the Company's 2013 Financing, the Company re-commenced Phase 2 drilling on the North Bullion Deposit in August  2013.  The initial discovery drilling was from vertical and eastward directed angle holes that provided a nominal drill spacing of about 90 meters. The current definition drilling is focused on the high grade portion of the deposit to provide infill and cross over the initial pattern by drilling east to west angled and vertical holes. During the fourth quarter of 2013, the Company utilized 1 RC rig and 2 core rigs to drill 8 holes totalling approximately 4,052 meters [2 holes (precollars) on hold at the end of the year] to advance the Railroad Project.

Subject to available cash, the Company intends to continue definition drilling of the North Bullion target during 2014 with the goal of delineating an initial NI 43-101 resource estimate for a portion of the deposit by late 2014.

Emphasis is also being placed upon drill testing target opportunities south of the North Bullion deposit along the Bullion Fault Corridor .  Surface geochemical work conducted in August 2013, while drilling was suspended, has served to further define a number of promising drill targets. The southern portion of the BFC target area and the other nearby target opportunities were previously inaccessible for drill testing because of permitting constraints.  The Company's POO, which was finalized and approved by the Bureau of Land Management in December 2012, now provides the Company with full access to all targets in the northern third of the Railroad Project.

The Bullion Fault Corridor is the same structural zone that controls the North Bullion deposit.  Targets along the corridor have been developed from surface mapping, geochemical sampling, CSAMT and gravity data. CSAMT data indicates the presence of both a northward and southward continuation of target opportunities.  The North Bullion deposit was essentially a blind discovery with no surface indication. The deposit setting is now effectively characterized by CSAMT data which illustrates a zone of intermediate resistivity responses representing a wedge of mixed clastic and carbonate material between the in-place, rooted Paleozoic carbonate and clastic rocks and the flanking, down-dropped volcanic rocks to the east.  This is a geologic pattern that is now being pursued with RC and core drilling. The CSAMT data modeled from the North Bullion deposit indicates the presence of similar clastic-carbonate wedges along a strike-length of about 6 kilometers to the south.  These target zones have not been previously drill tested and the Company is currently designing prospective drill sites based on a comprehensive integration and evaluation of all the data.

On January 22, 2013 the Company announced a new, previously unknown zone of copper and silver mineralization in the historic Central Bullion target area. RRB12-03, a core hole completed in November 2012, intersected 19.8 meters of 104.94 gAg/T with 0.80% copper and 0.08% molybdenum from 13.7 to 33.5 meters within a 76 meter thick zone of 44.6 gAg/T and 0.25% Cu, and a second higher-grade zone of 13.4 meters of 220.16 gAg/T with 2.48% copper from 278.3 to 291.7 meters within a 57 meter thick zone of 58.30 gAg/T and 0.78% Cu. Both zones of mineralization occur within skarn straddling a granodiorite dike. The true thicknesses of these mineralized zones are unknown at this stage, however mineralization appears to be broadly disseminated and is relatively uniformly distributed within the skarn.

On October 2, 2013 the Company released results from its first core hole drilled into the Bald Mountain Au-Cu target which could have important economic consequences for the Railroad Project. Vertical core hole RRB13-1 intersected 56.1 meters of 1.47 g Au/T, including an internal interval of 7.3 meters of 5.66 g Au/T. Importantly, the gold intercept is hosted entirely in oxidized hornfels breccia and represents the most significant oxidized gold mineralization found to date in the northern Railroad project area. Gold in oxidized mineralization can typically be recovered using less expensive methods than non-oxidized (sulphide) material. Immediately below the gold intercept, RRB13-1 intersected a separate and unique zone returning 23.3 meters of 0.4% copper as well as narrower but high-grade intercepts of other base metals and silver.

During the first quarter of 2013, an initial six hole RC drill program was also completed on the LT target area of the Railroad Project.  Assay results from this drill program provided little assay encouragement, but the geology is indicated to be exceptionally complex and could lend toward obscuring target opportunities not currently envisioned.

As of December 31, 2013, the Company had spent approximately $14.45 million towards the Phase 1 work program and approximately $6.93 million towards the Phase 2 work program recommended in the Shaddrick Report.

Pinion Project

Although the Company has not conducted any exploration on the Pinion Project to date, the Pinion Project comes with a historic drill hole database of over 385 RC and core holes and a number of historic, non-43-101 compliant historic resource calculations. The geological understanding of the Pinion mineralization from historic work indicates that the Pinion Deposit is similar in character to Newmont’s currently producing Emigrant mine located about 10 miles (16 kilometers) to the north. The Pinion Deposit occurs within the southern portion of the Bullion Fault Corridor, which also hosts the Company's North Bullion discovery at the Railroad Project. Similar to the Emigrant deposit, the Pinion Deposit gold mineralization occurs in an oxidized collapse-style breccia developed along the Mississippian Webb Formation siltstone-mudstone contact with the underlying Devonian Devils Gate Formation limestone.  Based upon a detailed review of the historic Pinion drill hole database, the Pinion Deposit has grade similar in tenor to that of Newmont's Emigrant deposit, along with similar amounts of silver. The Pinion Deposit is significantly if not entirely oxidized in character and the northern portion of the deposit is exposed at surface. The proximity of and similarity of gold mineralization within the Pinion Deposit to the Emigrant deposit is not necessarily indicative of the gold mineralization in the Pinion Deposit.

The acquisition of the Pinion Deposit and surrounding area represents an important near surface exploration target. The Carlin Trend has four erosional windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. The combined Railroad-Pinion Project represents the last of these windows to be explored and potentially developed.  However, the Company cautions that there are currently no known mineral resources or reserves on the Railroad-Pinion Project and, to date, the Company has not carried out a preliminary economic assessment or other study thereon.  It is uncertain if further exploration will result in the Pinion Deposit, the North Bullion Deposit or other targets areas within the Railroad-Pinion Project being delineated as a mineral resource.

Railroad-Pinion Project - NI 43-101 Report

Following its acquisition of the remaining interest in the Pinion Deposit in March, 2014, the Company commissioned the preparation of a new NI 43-101 technical report for the combined Railroad-Pinion Project.  A copy of the new report dated March 31, 2014 titled "Technical Report on the Railroad and Pinion Projects Elko County, Nevada, USA” (the "Railroad-Pinion Report") prepared by Steven R. Koehler, B.Sc., CPG #10216, the Company's Manager of Projects, and Michael B. Dufresne, M.Sc., P. Geol. and Andrew Turner, B.Sc., P. Geol., of APEX Geoscience Ltd., of  Edmonton, Alberta, has been incorporated by reference into the AIF and is available for review on SEDAR at www.sedar.com.

The Railroad-Pinion Report recommends significant exploration work at a number of target areas.

With respect to the Railroad Project area, additional in-fill and step-out drilling is warranted at the North Bullion, Bald Mountain and Central Bullion target areas.  Further reconnaissance drilling is recommended for several other target areas including the Cherry Springs, Bullion Fault Corridor, Railroad Fault, North Ridge and Lee Canyon areas. Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the property to identify and refine additional drill targets.  The results of gravity and CSAMT surveys completed to date at the Railroad Project are encouraging and the continued use of these techniques is recommended. Geological modeling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies.  The results of the modeling exercise may assist target definition for the proposed in-fill and step-out drilling at North Bullion.

At the Pinion Project area, drilling is recommended in order to confirm and potentially expand upon the results of historical drilling at the Pinion Deposit. Drill testing of the Dark Star prospect and structural trend is also recommended.  Additional metallurgical test work is recommended for the Pinion Deposit, along with a more thorough evaluation of density associated with certain lithologies and gold mineralization.  This work should be performed on materials resulting from the recommended drill program as well as on archived drill core recently acquired by Gold Standard. Data compilation, geological modeling and resource estimation in conjunction with the establishment of accurate survey control is warranted at this time and is recommended for the Pinion and Dark Star targets, the results of which may be used to guide the recommended drilling. Further field work comprising geological, geochemical and geophysical surveys is recommended for the remainder of the Pinion Project area with particular attention paid to the JR Butte-Papoose trend located west of the Pinion prospect.

At present, ground geophysical surveys are somewhat discontinuous.  Given the effectiveness of detailed magnetic and electromagnetic techniques in identifying structures that may be associated with gold mineralization on the property and the recent expansion of the Railroad-Pinion Project area, it is recommended that Gold Standard consider conducting a detailed magnetic and, possibly, an electromagnetic airborne geophysical survey over the entire project area in order to assist with the delineation of structural targets.

In total, the Railroad-Pinion Report recommends a total of 156,000 feet (47,550 m) of a combination of RC and core drilling at a variety of targets across the Railroad-Pinion Project area for a total cost of $14,175,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further density and metallurgical test work along with geological modeling leading to resource estimation and preliminary engineering and environmental studies. The estimated cost to conduct these studies is $1,075,000 and along with a contingency of 10%, yields an overall budget to complete the recommended work of $16,775,000.

As of March 31, 2014, the Company had cash on hand of approximately $2,406,586 (unaudited) (December 31, 2013 - $1,221,192) and a working capital position of approximately $2,229,847 (unaudited) (December 31, 2013 - deficiency of $545,278.  While such cash position will enable the Company to carry out a limited portion of the Phase 1 work program recommended in the Railroad-Pinion Report, the Company will require additional capital to fund the full cost of Phase 1.  There are no assurances that the Company will be able to raise the necessary capital to complete the Phase 1 work program on the Railroad-Pinion Project in a timely fashion on reasonably commercial terms or at all.  See "Liquidity, Financial Position and Capital Resources" below.  See also Item 8 "Risks and Uncertainties" of the AIF.

Crescent Valley North Project (CVN)

The CVN Project is an early stage exploration prospect located in Eureka County, Nevada, approximately 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko, The project is within a volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in north-central Nevada.  The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.

The CVN Project is a consolidation of a number of mining leases encompassing approximately 15,524 net acres of located claims in Elko and Eureka Counties, Nevada controlled by the Company. See the AIF for further details of, inter alia, the mining leases that make up the CVN Project.

During 2012, the Company conducted target assessment at the CVN Project including mapping and additional geological and geochemical studies and assessment. The Company also completed a preliminary three hole RC drill program totaling approximately 7,600 feet to test the structural zone at the Robinson target, a gold prospect opportunity, approximately 6 miles south of the Railroad Project. Drill results indicate that favorable host rocks are at excessive depths and that gold and associated trace elements are either below detection limits or at trace levels.

In August 2013, the Company terminated the KM/RC lease agreement governing 91 unpatented lode mining claims comprising approximately 1,880 net acres of land within the CVN Project as the Company determined that the property lacked encouraging exploration results. As a result, the Company recorded a write down of exploration and evaluation assets of $133,189 during the year ended December 31, 2013.

East Bailey Project (EB)

Grouped within the CVN Project is a project known as East Bailey covering approximately 10,445 acres (4,227 hectares) of unpatented lode mining claims.  The project is about 10 to 15 miles south of the Railroad Project within similar geological setting as Railroad.  The prospect is early stage with about 40 historical holes, including about 25 drilled by Newmont Mining Corporation in 1997 and 1998.  Geological similarities with Railroad include: the presence of the Devils Gate-Webb contact at shallow depths, an unexposed but drilled intrusive center of probable Early Tertiary age, widespread alteration and geochemistry indicative of an epithermal-style, sedimentary-hosted gold system.

Further exploration work on the CVN Project is essentially on hold pending the raising of sufficient capital by the Company to conduct further drilling.

Camp Douglas Project

The Camp Douglas Project consists of 277 unpatented mineral claims and 80 acres of fee lands totaling approximately 5,026 acres in the Walker Lane Trend in Mineral County, Nevada.

A 30 drill hole and access Notice of Intent for the Camp Douglas Project has been approved by the BLM and a reclamation bond posted by the Company.  During 2012, the Company completed an initial 12 hole core drill program totalling 3,033.7 meters to evaluate multiple targets delineated from the Company’s analysis of historical drill data, geological mapping, geochemical sampling, a detailed dipole IP survey, and data compilation.

In the first quarter of 2013, the Company completed a gravity survey over the Camp Douglas Project at the recommendation of Wright Geophysics in order to provide basement depth definition for identification of major, potential mineralized structures within the prospective volcanic rock package. One such structure was identified which coincided with the two best intercept holes drilled in 2012.

No additional follow-up drilling is planned for the Camp Douglas Project at this time.  See the AIF for further details regarding the Camp Douglas Project.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company's various exploration programs were recovered under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples were delivered to ALS Minerals’ preparation facility in Elko, Nevada.  The samples were crushed and pulverized and sample pulps shipped to ALS Minerals’ certified laboratory in Vancouver where they were digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this MD&A have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101.

Further details regarding the Company's mineral projects and the results of the Company's exploration work thereon are contained in the AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Liquidity, Financial Position and Capital Resources

The Company has no known mineral resources or reserves and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at December 31, 2013, the Company’s liquidity and capital resources are as follows:

	December 31, 2013	December 31, 2012
	$	$
Cash and cash equivalents	1,221,192	10,785,758
Receivables	15,248	102,953
Prepaid expenses	152,240	85,948
Total current assets	1,388,680	10,974,659
Payables and accrued liabilities	1,933,958	1,838,851
Working capital (deficit)	(545,278)	9,135,808

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including actively seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 common shares at $0.63 per share for proceeds of $4,557,518 net of cash commissions and expenses of $442,482.

As at December 31, 2013, the Company had a cash and cash equivalents position of $1,221,192 (December 31, 2012 - $10,785,758) derived from the net proceeds of the 2013 Financing.   As at December 31, 2013, the Company had a working capital deficit position of $545,278 (December 31, 2012 – working capital of $9,135,808).

In March 2014, the Company completed a marketed private placement of 15,188,495 Units at a price of $0.72 per Unit for net proceeds of approximately $10,106,322, after commissions and expenses of approximately $829,394. From this amount, the Company paid $5,750,000 cash (together with a previous deposit of $250,000) to Scorpio in part payment of the purchase price for the Pinion Acquisition (see "Overall Performance" above) resulting in a cash position of approximately $2,406,586 (unaudited) and working capital position of approximately $2,229,847 (unaudited) as at March 31, 2014.

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of stock options, and further private placements.   There are no assurances that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”.

Use of Proceeds from Fiscal 2012 and 2013 Financing

In June 2012, the Company completed the 2012 Financing, by way of short form prospectus, consisting of 10,000,000 common shares at a price of US$2.00 (equivalent to $2.0514) per share for net proceeds of $18,650,747, after deducting cash commissions and expenses of $1,863,253. The net proceeds from the 2012 were used to fund Phase 1 and a portion of the Phase 2 work program for the Railroad Project recommended in the Shaddrick Report and for general corporate and working capital purposes.

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 common shares at a price of $0.63 per share for net proceeds of $4,557,518, after deducting cash commissions and expenses of $442,482. The net proceeds from the 2013 Financing were allocated towards the Phase 2 work program on the Railroad Project recommended in the Shaddrick Report and for general corporate and working capital purposes.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee, and the term was extended to October 31, 2014.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payments of US$4,400.  A security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	68,670	37,439	106,109
Payable later than one year and not later than five years	-	-	-
Payable later than five years	-	-	-
Total	68,670	37,439	106,109

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management/administrative consulting services to the Company for an indefinite term effective February 1, 2011.  See “Related Party Transactions” below. During 2012, the board of directors (the “Board”) approved certain increases to these consulting agreements such that the total combined payments are currently $72,583 per month. These agreements also provide for a two year payout totalling, on a collective basis, approximately $2,164,800 (including discretionary bonuses paid in 2012 and 2013) in the event of termination without cause and a three year payout totalling, on a collective basis, (including discretionary bonuses paid in 2012 and 2013) approximately $3,247,200 in the event of termination following a change in control of the Company.

d)
Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for 2014 are US$1,877,000. See Item 5 “General Development of the Business – Mineral Properties” of the AIF and the Financial Statements for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

Related Party Transactions

During the year ended December 31, 2013, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.
Incurred management fees of $275,000 (December 31, 2012 - $283,667) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at December 31, 2013, $55,000 (December 31, 2012 - $nil) was included in accounts payable and accrued liabilities.

ii.
Incurred administrative management fees of $154,100 (December 31, 2012 - $158,833) and rent expenses of $nil (December 31, 2012 - $73,575) to a company controlled by Richard Silas, a director and Corporate Secretary of the Company. As at December 31, 2013, $26,967 (December 31, 2012 - $6,867) was included in accounts payable and accrued liabilities.

iii.
Incurred financial management fees of $187,450 (December 31, 2012 - $173,417) and professional fees of $Nil (December 31, 2012 - $12,000) to companies controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at December 31, 2013, $24,450 (December 31, 2012 - $nil) was included in accounts payable and accrued liabilities.

iv.
Incurred salaries of $33,000 (December 31, 2012 - $14,577) and capitalized exploration and evaluation assets expenditures of $226,578 (December 31, 2012 - $281,664) to David Mathewson, a director and Vice-President, Exploration of the Company. As at December 31, 2013, $33,000 (December 31, 2012 - $nil) was included in accounts payable and accrued liabilities.

v.
Incurred directors fees of $24,000 (December 31, 2012 - $24,000) to a company controlled by Robert McLeod, a director of the Company. As at December 31, 2013, $4,595 (December 31, 2012 - $nil) was included in accounts payable and accrued liabilities.

vi.	Incurred directors fees of $24,000 (December 31, 2012 - $19,795) to David Morrell Cole, a director of the Company.

vii.	Incurred directors fees of $24,000 (December 31, 2012 - $8,000) to a company controlled by Jamie Strauss, a director of the Company.

viii.	Incurred directors fees of $nil (December 31, 2012 - $8,000) to a Ewan Downie, a former director of the Company.

Summary of key management personnel compensation:

	For the year ended December 31,
	2013	2012
	$	$
Management fees	688,550	675,712
Professional fees	-	12,000
Exploration and evaluation assets expenditures	226,578	281,664
Wages and salaries	33,000	14,577
Share-based compensation	715,990	832,722
	1,664,118	1,816,675

In March 2011, the Company granted to David Mathewson, a director and Vice-President, Exploration, a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors (executive and non-executive) of the Company.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and requires additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals.  Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the "SEC"), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its status as a foreign private issuer the aforementioned regulations would apply and it would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require the Company's management to devote substantial time and resources to comply with the new regulatory requirements following a loss of the Company's foreign private issuer status. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company may regain the foreign private issuer status upon re-meeting the eligibility requirements.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2013 and expects to be a passive foreign investment company for the taxable year ending December 31, 2014. As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distributions”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be accessed on the SEDAR website at www.sedar.com.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the year ended December 31, 2013.

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2013 and were not applied in preparing the Financial Statements.  The Company is currently considering the possible effects of the following new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2014 or later:

a)
IFRS 10 – Consolidated Financial Statements amendment provides clarification on investment entitles. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on its financial statements from the adoption of this standard.

b)
IAS 27 – Separate Financial Statements amendment provides clarification on investment entitles. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on its financial statements from the adoption of this standard.

c)
IAS 32 – Financial Instruments: Presentation amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on its financial statements from the adoption of this standard.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, and accounts payable and accrued liabilities.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2013, the Company had a net monetary liability position of US$952,883.  Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $9,500.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and does not have any interest bearing debt at year end.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at March 31, 2014, the Company has 112,445,113 outstanding common shares, 8,154,000 outstanding stock options to purchase up to a total of 8,154,000 common shares, with a weighted average exercise price of $0.90 per share and expiring from July 13, 2015 to May 23, 2018, and 7,594,248 outstanding warrants, each warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of $1.00 per share expiring on March 4, 2016, subject to the Company's right, in its discretion, to accelerate the expiry date of the warrants at any time upon 30 days notice if the closing price of the Company's common shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more.

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 4 of whom are neither executive officers nor employees of the Company and are unrelated in that they are independent of management. The Company has also established four standing committees, being audit committee, the compensation committee, the corporate governance committee and the nomination committee. The Company’s audit, compensation and corporate governance committees are each comprised of 3 directors, all of whom are independent of management. The Company's nomination committee is comprised of 4 directors, 3 of whom are independent of management and one who is an executive officer of the Company.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators (“CSA”) requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (DC&P) and Internal Control Over Financial Reporting (ICFR) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2013 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s AIF dated March 31, 2014 for the year ended December 31, 2013; and
•	the Company’s audited consolidated financial statements for the year ended December 31, 2013.

This MD&A has been approved by the Board effective March 31, 2014.